Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) CHANGES TO THE RESPONSIBILITIES OF GOLD FIELDS NON-EXECUTIVE DIRECTOR Shareholders are referred to the SENS announcement of 27 November 2025 regarding the board committee allocations of Messrs MacKenzie and Rawlinson (“Announcement”). In addition to the committee allocations previously disclosed in the Announcement, shareholders are advised that the board of directors (“Board”) approved the appointment of Mr. Michael Ian Rawlinson, a non-executive director, to also serve on the Technical committee of the Board effective from 1 December 2025. 12 December 2025 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd